                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*
                                          ---------


                      La Jolla Pharmaceutical Company
           --------------------------------------------------------
                                (Name of Issuer)

                 Common Stock, par value $.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                            503   459   10   9
           --------------------------------------------------------
                                 (CUSIP Number)

           Jose M. de Lasa, Abbott Laboratories, AP6D D-364,
           100 Abbott Park Road; Abbott Park, Illinois 60064-3500; phone (847) 937-8905
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                September 9, 1997
           --------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /x/.


   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---

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CUSIP No. 503 459 10 9         13D                 Page  2  of     Pages
          ------------                                  ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                 Abbott Laboratories
                 IRS Identification Number:  36-0698440

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

         WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

          Illinois
-------------------------------------------------------------------------------

Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        1,831,202
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        1,831,202
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,831,202
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         10.57%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         CO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

The following information amends and supplements the Schedule 13D filed on January 2, 1997 (the "Schedule 13D").

ITEM 1.  SECURITY AND ISSUER


         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of La Jolla Pharmaceutical Company, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California 92121.



ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c), and (f) The person filing this statement is Abbott Laboratories ("Abbott"), an Illinois corporation. Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-3500.

         The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Abbott are as set forth in Exhibit 1 hereto and incorporated herein by this reference.

         (d) and (e)    Neither Abbott, nor to the best of its knowledge, any
person listed on Exhibit 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         The consideration used by Abbott for the acquisition reported in this First Amendment to Schedule 13D came from the working capital of Abbott. The purchase price for the 831,152 shares of Common Stock acquired by Abbott since the date on which the Schedule 13D was filed, as described in Item 4, was four million dollars ($4,000,000). The aggregate purchase price for the 1,831,202 shares of Common Stock owned by Abbott was eight million dollars ($8,000,000) all of which came from the working capital of Abbott.

         K. Frank Austen, M.D., a director of Abbott, has advised Abbott that he is the beneficial owner of 2,500 shares of Common Stock, that he holds options to purchase an additional 36,300 shares of Common Stock (of which, options covering 3,300 shares of Common Stock are currently exercisable) and that he used his personal assets to acquire his shares of Common Stock. Dr. Austen acquired these securities independently of Abbott's acquisitions.

ITEM 4.  PURPOSE OF THE ACQUISITION

         On September 9, 1997, as the result of the exercise by the Issuer of its Additional Investment Right (described below), Abbott purchased 831,152 shares (the "Shares") of Common Stock. Abbott acquired the Shares as an investment and pursuant to the terms and conditions of the Agreement between Abbott Laboratories and La Jolla Pharmaceutical Company dated December 23, 1996 (the "Agreement") (a copy of which is attached to the Schedule 13D as Exhibit 2). Dr. Austen has advised Abbott that he acquired his shares of Common Stock as an investment.

         (a) Under Section 2(b) of the Agreement, the Issuer has the right (the "Additional Investment Right") to require Abbott to purchase additional shares of the Issuer's Common Stock ("Additional Shares"). The Additional Investment Right is described in greater detail in Item 6 to the Schedule 13D.



         (b) - (j) At present, Abbott does not have (and has been advised by Dr. Austen that he does not have) any plans or proposals which would relate to or result in transactions of the kind described in paragraphs (b) through
(j) of Item 4 of schedule 13D of the Securities and Exchange Commission. They do, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements and, with respect to Abbott, its obligations under the Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER



         (a) Abbott is the beneficial owner of 1,831,202 shares of the Common Stock representing approximately ten and 57/100 percent (10.57%) of the outstanding shares of the Common Stock.



         Dr. Austen is the beneficial owner of the shares of Common Stock and options described in Item 3. His shares represent less than one percent of the outstanding shares of the Common Stock.

         The calculation of the foregoing percentages is based on the number of shares of Common Stock shown as being outstanding on the Form 10-Q Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarter ended June 30, 1997.

         (b) Abbott has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of its 1,831,202 shares of Common Stock. Section 5(b) of the Agreement does, however, limit the ability of Abbott to sell or transfer any Shares except as allowed by the Agreement.


            K. Frank Austen, M.D., a director of Abbott Laboratories, has advised Abbott that he is the beneficial owner of 2,500 shares of Common Stock and holds options to purchase an additional 36,300 shares of Common Stock (of which, options covering 3,300 shares of Common Stock are currently exercisable) and that he has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of his shares of Common Stock.


         (c) Except as described herein, there have been no transactions by Abbott or the persons whose names are listed on Exhibit 1 in securities of the Issuer during the past sixty days.

         (d) No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of the shares of Common Stock owned by Abbott.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER





    There are no contracts, arrangements understandings or relationships among the persons named in Item 2 or between either of those persons and any other person with respect to securities of the Issuer, except as referred to or described herein or in the Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 -    Information Concerning Executive Officers and
                        Directors of Abbott Laboratories.



                       ***************************************

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Abbott Laboratories

DATED: September 26, 1997                  By: /s/ Thomas C. Freyman
                                            ________________________________
                                           Thomas C. Freyman,
                                           Vice President and Treasurer

                                    EXHIBIT INDEX

Exhibit                                                         Sequential Page
Number     Description                                               Number
-------    ------------------------------------------------     ---------------
   1       Information Concerning Executive Officers and
           Directors of Abbott Laboratories.